Management's Report to the Shareholders

The accompanying consolidated financial statements, management's discussion and analysis and all information in the Annual Report have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements and management's discussion and analysis within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed, and that accurate, timely and comprehensive financial information is prepared.  In addition, the Company maintains a system of disclosure controls in order to provide reasonable assurance that the financial information is relevant, reliable and accurate.

The Company's Audit Committee is appointed annually by the Board of Directors.  The Audit Committee, which is composed entirely of outside directors, meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements, the management's discussion and analysis and the report to shareholders.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements, the managements discussion and analysis and the report to shareholders for presentation to the shareholders.

The consolidated financial statements have been audited on behalf of the shareholders by the external auditors, Deloitte & Touche LLP, in accordance with Canadian generally accepted auditing standards.  Deloitte & Touche LLP has full and free access to the Audit Committee.

Dated February 23, 2006

(signed) E. M. Siegel, Jr.	(signed) Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

Auditors' Report

To the Shareholders of Russel Metals Inc.

We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and of cash flows for each of the years in the three-year period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly we express no such opinion.

(signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
January 30, 2006

COMMENTS BY AUDITORS ON CANADA – U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Our report to the Shareholders, dated January 30, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
January 30, 2006

Consolidated Balance Sheets

At December 31($000)	2005	2004

ASSETS
Current
Cash	$ 47,055	$ 634
Accounts receivable	359,594	360,696
Inventories	474,034	553,915
Prepaid expenses and other assets	7,010	7,069
Income taxes receivable	304	5,996
Discontinued operations (Note 5)	-	9,483

	887,997	937,793

Property, Plant and Equipment (Note 6)	181,841	180,655
Assets Held For Sale (Note 4)	5,085	6,291
Deferred Financing Charges	7,240	8,357
Goodwill (Note 4)	9,205	9,205
Future Income Tax Assets (Note 10)	994	1,614
Other Assets	2,821	2,566

	$ 1,095,183	$ 1,146,481

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 2,098	$ 33,242
Accounts payable and accrued liabilities	312,937	348,166
Income taxes payable	5,588	60,049
Discontinued operations (Note 5)	2,386	9,403

	323,009	450,860
Contingencies, Guarantees and Commitments (Note 15)
Other Accrued Liabilities (Note 12)	15,210	11,440
Long-Term Debt (Note 8)	204,033	210,630
Pensions and Benefits (Note 14 b)	8,949	10,146
Future Income Tax Liabilities (Note 10)	5,285	6,831

	556,486	689,907

Shareholders' Equity (Note 11)	538,697	456,574

	$ 1,095,183	$ 1,146,481

ON BEHALF OF THE BOARD,

(signed) C.R. Fiora	(signed) R. Hartog

Director	Director

Consolidated Statements of Earnings and Retained Earnings

For the Years Ended December 31
($000, except per share data)	2005	2004	2003

Revenues	$ 2,615,246	$ 2,412,502	$ 1,503,814
Cost of sales and operating expenses	2,413,705	2,089,391	1,443,119

Earnings before the following	201,541	323,111	60,695
Restructuring (Note 4)	(1,140)	3,632	3,583
Debt restructuring costs (Note 8)	-	13,718	-
Foreign exchange gain (Note 12)	-	-	(348)
Goodwill impairment (Note 4)	-	-	2,410
Interest expense, net (Note 9)	17,529	20,024	22,723

Earnings before income taxes	185,152	285,737	32,327
Provision for income taxes (Note 10)	(60,374)	(105,268)	(13,250)

Earnings from continuing operations	124,778	180,469	19,077
Loss from discontinued operations (Note 5)	(62)	(2,623)	(578)

Net earnings for the year	124,716	177,846	18,499

Retained earnings --

Dividends on preferred shares	-	(611)	(2,250)

Earnings available to common shareholders	124,716	177,235	16,249
Dividends on common shares	(45,434)	(25,004)	(11,605)
Retained earnings, beginning of the year	262,733	110,502	105,858

Retained earnings, end of the year (Note 11)	$ 342,015	$ 262,733	$ 110,502

Basic earnings per common share (Note 11)
- continuing operations	$ 2.47	$ 3.70	$ 0.42

Basic earnings per common share	$ 2.47	$ 3.64	$ 0.41

Diluted earnings per common share
- continuing operations	$ 2.42	$ 3.61	$ 0.40

Diluted earnings per common share	$ 2.42	$ 3.56	$ 0.39

Consolidated Cash Flow Statements

For the Years Ended December 31 ($000)	2005	2004	2003

Operating activities
Earnings from continuing operations	$ 124,778	$ 180,469	$ 19,077
Depreciation and amortization	19,158	18,598	16,330
Future income taxes	6,305	5,021	(426)
Gain (loss) on sale of fixed assets and assets held for sale	(1,972)	264	(89)
Stock-based compensation	1,309	804	217
Restructuring costs	-	2,051	3,162
Debt redemption costs	-	3,071	-
Goodwill impairment	-	-	2,410

Cash from operating activities before working capital	149,578	210,278	40,681

Changes in non-cash working capital items
Accounts receivable	(2,368)	(122,814)	18,193
Inventories	76,475	(260,898)	91,439
Accounts payable and accrued liabilities	(32,189)	128,473	(12,669)
Current income taxes	(55,644)	54,711	11,681
Other	51	(2,075)	2,571

Change in non-cash working capital	(13,675)	(202,603)	111,215

Cash from operating activities	135,903	7,675	151,896

Financing activities
(Decrease) increase in bank borrowing	(31,144)	(44,851)	56,952
Issue of common shares	4,385	54,439	5,663
Dividends on common shares	(45,434)	(25,004)	(11,605)
Dividends on preferred shares	-	(611)	(2,250)
Deferred financing costs	(338)	(9,117)	(77)
Issuance of long-term debt	-	235,200	-
Repurchase of long-term debt	-	(184,715)	-
Redemption of preferred shares	-	(30,000)	-
Repayment of debt assumed	-	-	(99,262)

Cash used in financing activities	(72,531)	(4,659)	(50,579)

Investing activities
Purchase of fixed assets	(26,463)	(25,394)	(34,879)
Proceeds on sale of fixed assets	1,644	849	1,804
Proceeds from assets held for sale and sale of businesses	5,869	3,675	-
Purchase of businesses (Note 4)	-	-	(70,359)
Other	(4,443)	305	(4,628)

Cash used in investing activities	(23,393)	(20,565)	(108,062)

Discontinued operations
Operating activities	(62)	(1,174)	(406)
Investing activities	6,504	349	1,091

Cash from (used in) discontinued operations	6,442	(825)	685

Increase (decrease) in cash	46,421	(18,374)	(6,060)
Cash position, beginning of the year	634	19,008	25,068

Cash position, end of the year	$ 47,055	$ 634	$ 19,008

Notes to the Consolidated Financial Statements

1.      Summary of Significant Accounting Policies

a)       Basis of presentation

The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company.  The reporting currency is Canadian dollars unless otherwise noted.  All  inter-company balances, transactions and profits have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 16.

The revenue and results of operations of Poutrelles Delta and Armabec Inc., which have been sold, have been reclassified to reflect the classification of these operations as discontinued (Note 5).

b)       Inventories

Inventories are recorded at the lower of cost and net realizable value.  Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

c)       Property, plant, equipment and depreciation

Property, plant, equipment and leasehold improvements are recorded at cost.  Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives.  The rates used are 20 to 40 years for buildings, 10 years for machinery and equipment, 2 to 5 years for computer equipment, and over the lease term for leasehold improvements.  Depreciation expense was $17,703,000 in 2005 (2004: $17,326,000; 2003: $15,140,000).

d)       Deferred financing charges and amortization

Costs incurred that relate to financing are deferred and amortized on a straight-line basis over the period of the related financing.  Deferred financing charges are recorded at cost less accumulated amortization.  Amortization of deferred financing charges was $1,455,000 in 2005 (2004: $1,271,000; 2003: $1,190,000).

e)       Goodwill

Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired.  The Company reviews goodwill for impairment annually and whenever facts and circumstances indicate that carrying amounts may not be recoverable.  As part of the evaluation, the estimated future undiscounted cash flows associated with the underlying business operation are compared to the carrying amount of goodwill to determine if a write-down is required.  If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value (Note 4).

f)       Pensions

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered.  Actuarial gains and losses and past service costs are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups.  The amortization of actuarial gains and losses utilizes the corridor approach.  The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

g)       Income taxes

The Company uses the liability method of income tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recognized to the extent that their realization is more likely than not.

h)       Foreign currency translation

The accounts of self-sustaining foreign subsidiaries are translated from U.S. dollars to Canadian dollars at the noon spot rates in effect at the balance sheet date, which was 1.1659 at December 31, 2005 (2004: 1.2036).  Revenues and expenses are translated at the average rate of exchange for the year.  For 2005, the U.S. dollar published average exchange rate was 1.2114 (2004: 1.3013; 2003: 1.4010).  The resulting gains or losses are included in the cumulative translation adjustment line of shareholders' equity.

Exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 12).  Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company's net investment in foreign subsidiaries are included in the cumulative translation adjustment line of shareholders' equity.

i)       Earnings per share

Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding.  The weighted average number of common shares for 2005 was 50,461,330 (2004: 48,671,915; 2003: 40,021,479).

j)       Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed and collection is reasonably assured.  Revenue on certain sales within the energy tubular products segment, where the Company acts as an agent, is presented on a net basis.  Freight and shipping billed to customers are included in revenue.

k)       Stock-based compensation

The Company uses the fair value-based approach to account for stock-based compensation granted to employees subsequent to January 1, 2003.  Compensation expense and an increase in contributed surplus is recognized for stock options over their vesting period based on their estimated fair values on the date of grant, as determined by the Black-Scholes option-pricing model.  Compensation expense is also recognized for deferred share units  when issued with the liability marked to market until exercised.

l)       Derivative financial instruments

The Company uses foreign exchange contracts to manage foreign exchange risk on certain committed cash outflows, primarily inventory purchases.  When the derivative instruments have been designated and are highly effective at offsetting risks, hedge accounting is applied.  Hedge accounting requires that gains and losses on the hedging item are recognized through income in the same period or manner as the hedged item.  Realized and unrealized foreign exchange gains and losses not designated as a hedge are included in income.  Derivatives are not entered into for speculative purposes and the use of derivative contracts is governed by documented risk management policies.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific firm commitments or forecasted transactions.  The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items.

m)       Cash

Cash includes short-term investments with a maturity of less than 30 days.

n)       Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  In particular, inventories, accounts receivable, asset retirement obligations, fair values, other contingencies, and assigned values on net assets acquired represent management's best estimates.  Actual results could differ from these estimates.

2.      Change in Accounting Policies

a)     Effective January 1, 2004, the Company adopted the new accounting guideline, AcG-13, Hedging Relationships, which establishes certain conditions when hedge accounting may be applied.  The guideline sets out the requirements for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  The adoption of this standard did not have a material effect on the Company's results of operations, financial position or cash flows.  The Company has applied this standard to the fixed for fixed cross currency swaps entered into on February 20, 2004, in order to hedge the last US$100 million of its US$175 million U.S. Senior Notes (Note 8).  In addition, this standard has been applied to the Company's other hedging relationships, namely foreign exchange contracts used to manage certain committed cash flows and the hedge of the net investment in U.S. subsidiaries.

b)     Effective January 1, 2004, the Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations.  This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations.  The landlord has the option to retain the facilities or to require the Company to remove them.  In addition, the Company has certain end-of-lease obligations in six of its service center operations (Note 6).  The adoption of this standard did not have a material effect on the Company's results of operations, financial position or cash flows.

c)     Effective January 1, 2004, the Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles (GAAP).  This standard establishes what constitutes Canadian generally accepted accounting standards and provides guidance on the GAAP hierarchy.  The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.

d)     Effective October 1, 2004, the Company prospectively adopted the new accounting guideline AcG-15, Variable Interest Entities.  The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.

e)     Effective May 1, 2003, the Company adopted the new accounting standard for the Disposal of Long-Lived Assets and Discontinued Operations.  This standard, along with emerging issues abstracts EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) have been applied to the restructuring as a result of the Acier Leroux inc. acquisition (Note 4).

3.      Future Accounting Changes

On September 8, 2005, the CICA issued EIC-156, Accounting by a Vendor for Consideration Given to a Customer (including a Reseller of the Vendor's Products).  The Company is currently evaluating the effect of this standard on its consolidated financial statements and is expected to adopt the standard effective January 1, 2006.

During 2005, the CICA issued three new accounting standards: CICA Handbook section 1530, Comprehensive Income; CICA Handbook section 3855, Financial Instruments – Recognition and Measurement; and CICA Handbook section 3865, Hedges.  These standards, which must be adopted together, are effective for fiscal years beginning on or after October 1, 2006.  The Company is currently evaluating the impact on its consolidated financial statements of adopting these standards effective January 1, 2007.

a)     Comprehensive Income

This standard provides guidance on the presentation of comprehensive income which is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources.  Comprehensive income is comprised of net income and other comprehensive income.  Other comprehensive income includes certain gains and losses that are recognized outside of net income.

b)     Financial Instruments – Recognition and Measurement

This standard provides guidance for recognizing and measuring financial assets and financial liabilities which are to be valued at fair value with certain limited exceptions.  The standard also provides guidance on the classification of gains and losses into net income or other comprehensive income.

c)      Hedges

This standard replaces existing hedge accounting guidance in CICA Handbook section 1650, Foreign Currency Translation, and accounting guideline AcG-13, Hedging Relationships, and provides requirements for the designation, documentation and disclosure of qualifying hedge relationships.

4.      Business Acquisitions and Restructuring

a)      Acquisitions

On July 3, 2003, the Company purchased 99.52% of the issued and outstanding Class A shares, 97.53% of the issued and outstanding Class B shares, 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures of Acier Leroux inc.   Acier Leroux is a metals service center operation with Canadian locations in Ontario, Quebec and the Atlantic provinces.  The Company issued 3,546,874 shares and paid $48,947,000 in cash in consideration for the shares and $16,684,000 in cash in consideration for the tendered debentures.  In addition, the Company entered into an arrangement with the former Chairman and Chief Executive Officer of Acier Leroux requiring payments over a three-year period in the amount of $1,350,000, which was accrued as a transaction cost.

On August 19, 2003, the Company, under the provisions of the Companies Act (Quebec), acquired the remaining shares of Acier Leroux for $1,190,000 in cash.  On August 27, 2003, Acier Leroux redeemed the debentures not acquired in the offer.

The final net assets acquired, at assigned values, are as follows:

($000)

Accounts receivable	$ 74,572
Inventories	82,880
Fixed assets	60,180
Other assets	2,122
Goodwill	7,815

Total assets - continuing operations	227,569
Accounts payable and accrued liabilities	(47,127)
Accrued pension and benefit liability	(1,380)
Future income taxes	11,057

Net identifiable assets - continuing operations	190,119
Discontinued operations	7,481

Total net assets acquired, before debt assumed	$ 197,600

Financed by:
Debt assumed, net of cash of $2.7 million	$ 123,956
Cash consideration	50,137
Russel Metals common shares - issued	19,969
Transaction costs, net of taxes	3,538

$ 197,600

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta, distributor of oil country tubular goods.  Under the purchase agreement, additional amounts under an earnout based on results could be paid over five years and would be incremental to goodwill.  The final payment in this earnout arrangement of $1,390,000 was paid in 2004.

These acquisitions were accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

The 2004 goodwill relating to Triumph Tubular & Supply Ltd. has been allocated to the energy tubular products segment.  The remaining goodwill for 2004 and 2003 was allocated to the metals service centers segment.  The tax-deductible portion of goodwill is $nil.

The continuity of the carrying value of the goodwill is as follows:

($000)

Balance December 31, 2003	$ 4,216
Change in allocation of the purchase price of Acier Leroux	3,599
Triumph Tubular earnout	1,390

Balance December 31, 2004 and 2005	$ 9,205

b)      Restructuring

Restructuring of the Company's service center segment's operations as a result of acquisitions is charged to income as incurred.  Under certain conditions, restructuring relating to the acquired operation is included in the net assets acquired.

In 2003, a restructuring charge of $3.6 million was recorded relating to the severance, employee benefits and termination costs due to the closure of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  These costs primarily relate to the closure of the Russel Metals' Lachine, Quebec location.  Operations ceased at Lachine on December 31, 2003, and the vacant property along with the vacant Dartmouth property acquired in the Leroux acquisition were classified in Assets Held for Sale in the first quarter of 2004.

During 2004, the Company sold its Dartmouth property for the book value of $2.2 million.  In 2004, the Company incurred a restructuring charge of $3.7 million related to the restructuring of the Russel Metals' locations as a result of the Acier Leroux acquisition.  These costs primarily relate to the restructuring of the Ontario region and the on going costs associated with the Lachine property.

In 2004, restructuring of $0.5 million (2003: $3.1 million) was charged to provisions provided for the restructuring of the Bahcall locations as a result of the Williams Steel purchase in 2002.  The unutilized balance of $0.3 million relating to A.J. Forsyth was released to income in 2004.  Also, the additional restructuring relating to Bahcall of $0.2 million was charged to income in 2004.  The restructuring of these operations as a result of acquisitions was completed in 2004.

On May 2, 2005, the Company sold its Lachine property, previously classified as an Asset Held for Sale, for net proceeds of $5.8 million.  The resulting before tax gain of $2.9 million has been recorded in restructuring.

On September 2, 2005, the Company announced the closure of one of its Ontario branches.  The Company determined based on a valuation that the carrying amount of the property and equipment was greater than the fair value and recorded an impairment loss in the third quarter of $1.3 million.  On December 31, 2005, the Company vacated the property and accordingly classified its carrying value of $5.1 million as an Asset Held for Sale.  In addition, the Company provided for contractual termination costs of $0.5 million relating to the employees at this location.  At December 31, 2005, $0.2 million of these costs remained to be paid.

In 2005, the Company recorded restructuring income of $361,000 relating to costs accrued as part of the fair value of Acier Leroux net assets acquired that were not required.  These costs primarily related to the resolution of matters relating to Poutrelles Delta (Note 5).

Restructuring was charged to income as follows:

($000)	2005	2004	2003

Impairment loss on Ontario branch	$ 1,315	$ -	$ -
Ontario branch severance and
other employee termination costs	525	-	-
Gain on Asset Held for Sale	(2,932)	-	-
Acier Leroux restructuring	313	3,695	3,583
Acier Leroux unutilized acquisition	(361)	-	-
Williams Steel acquisition	-	231	-
A.J. Forsyth acquisition	-	(294)	-

Restructuring	$ (1,140)	$ 3,632	$ 3,583

The continuity of the Acier Leroux restructuring provision is as follows:

	Special	Contractual
	Termination	Termination
($000)	Benefits	Costs	Other	Total

Balance December 31, 2003	$ 228	$ 2,402	$ 532	$ 3,162
Restructuring expensed in 2004	-	783	2,912	3,695
Cash payments	(198)	(1,516)	(861)	(2,575)
Non-cash changes to the provision	(30)	(1,169)	(2,583)	(3,782)

Balance December 31, 2004	-	500	-	500
Restructuring expensed in 2005	-	(359)	672	313
Cash payments	-	(73)	(672)	(745)

Balance December 31, 2005	$ -	$ 68	$ -	$ 68

Non-cash changes to the provision relate to the write down of fixed assets and changes in accrued employee benefit obligations.

c)      Goodwill Impairment

The Company completed its annual goodwill impairment tests, using projected discounted cash flows during the fourth quarter of 2005 and 2004, resulting in no impairment charge.

In the fourth quarter of 2003, this evaluation concluded that the fair value associated with the service center segment's Williams Bahcall operation due to continuing operating losses could not support the carrying value of the goodwill, and, accordingly, the Company recorded a goodwill impairment charge of $2.4 million.

5.      Discontinued Operations and Divestitures

During 2005, the Company disposed of two operations acquired with the Acier Leroux acquisition.

On May 10, 2005, the Company sold its investment in Armabec Inc., a metals service center, for book value less selling costs of approximately $30,000.  In the second quarter of 2005, as a result of this divestiture, the Company classified Armabec Inc. as discontinued, and the revenue and results of operations for the period from January 1, 2005 to the date of sale and the comparative years ended December 31, 2004 and 2003 were reclassified to discontinued operations accordingly.  The revenue generated by this operation for the period prior to sale was $1.0 million (2004:  $6.1 million; 2003: $3.2 million) and the pre-tax profit for the period prior to sale was $5,000 (2004:  $0.4 million; 2003: $0.3 million).

On December 23, 2004, the Company received an offer pursuant to the Shareholders Agreement whereby the minority shareholders would purchase the Company’s holdings of Poutrelles Delta Inc.  For the year ended December 31, 2004, the Company classified Poutrelles Delta as discontinued and recorded a loss to fair value of $0.6 million.  On February 23, 2005, the Company sold its investment in Poutrelles Delta, for $4.1 million in cash.  The write-down to fair value at December 31, 2004 resulted in no additional gain or loss upon sale.  The revenue and results of operations for Poutrelles Delta for the current and prior periods was reclassified as discontinued.  The revenue generated by this operation for 2005 was $3.0 million (2004:  $25.9 million; 2003: $10.1 million) and pre-tax loss was $71,000 (2004:  $0.6 million; 2003: $nil).

During 2004, the Company disposed of two asset groups acquired with the Acier Leroux acquisition.

On May 14, 2004, the Company sold the inventory and certain fixed assets of the Dollard Steel operation for book value of $1.5 million.

On July 30, 2004, the Company sold the inventory and fixed assets of its Plattsburgh, New York, operation for the book value of US$360,000.  As part of the acquisition of Acier Leroux, the Company had adopted a formal plan to dispose of their U.S. operations and classified them as discontinued.  All of the Leroux U.S. operations have been divested.  The Company has certain residual obligations relating to these operations which are recorded as a discontinued operations liability of $2.4 million.  The revenue generated by these operations prior to sale was $3.4 million (2003: $3.3 million) and the pre-tax loss was $0.3 million (2003: $0.8 million loss).

During the year ended December 31, 2004, the Company incurred an additional charge of $3.2 million, net of tax, relating to long-term lease obligations and other environmental cleanup costs for operations classified as discontinued in 1995.

Basic and fully diluted loss per share from discontinued operations was $0.00 (2004:  $0.06; 2003: $0.01).

6.      Property, Plant and Equipment

($000)	2005		2004

	Cost	Net	Cost	Net

Land and buildings	$ 132,768	$ 96,482	$ 134,861	$ 101,497
Machinery and equipment	193,512	75,333	184,833	69,668
Leasehold improvements	25,657	10,026	24,547	9,490

	$ 351,937	$ 181,841	$ 344,241	$ 180,655

During the year ended December 31, 2005, the Company increased its probability-weighted undiscounted expected cash flow relating to its asset retirement obligations by $1.3 million and the probability-weighted discounted expected cash flow by $0.3 million primarily as a result of an increase in the probabilities.  The probability range is 50% - 99% and the discount rate used was 9%.  The asset retirement obligation, including applicable accretion at December 31, 2005, was $0.4 million (2004: $0.1 million).

7.      Revolving Credit Facilities

On October 29, 2004, the Company entered into a credit facility with a syndicate of banks, which provides a line of credit to a maximum of $200 million, including letters of credit.  This three-year facility provides for annual extensions.  On October 29, 2005, the Company extended the facility for an additional one-year period to October 29, 2008.  Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2005.  The obligations of the Company under this agreement are secured by a pledge of trade accounts receivable and inventories of a significant portion of the Company's operations.  At December 31, 2005, the Company had borrowings of $nil (2004: $13.0 million) and letters of credit of $46.1 million (2004: $35.1 million) under this facility.  Deferred charges relating to the previous bank facility of $0.5 million were charged to income in 2004.

In addition, certain U.S. subsidiaries of the Company have their own credit facility.  The maximum borrowing under this facility is US $45.0 million.  At December 31, 2005, these subsidiaries had US $nil borrowings (2004: US $nil) and letters of credit of US $30.6 million (2004: US $14.6 million) under this facility.

On February 25, 2005, the Company entered into an agreement with its banking syndicate to provide, in addition to existing facilities, a $50 million bridge facility for a term of one year.  The provisions of the existing credit facilities, including financial covenants therein, applied to the new bridge facility.  This bridge facility was repaid and cancelled in its entirety on August 29, 2005.

8.      Long-Term Debt

The long-term debt is comprised of the following:

($000)	2005	2004

6.375% US$175 million Senior Notes due March 1, 2014	$ 204,033	$ 210,630

On February 20, 2004, the Company completed the issue of US$175 million of Senior Notes due March 1, 2014, bearing interest at 6.375%.  The proceeds of this issue were used to redeem US$95.5 million of the 10% Senior Notes due June 1, 2009, including a call premium for 1.0725; the $30 million 8% Subordinated Debentures due June 15, 2006, and the $30 million Class II preferred shares during the first quarter of 2004.  The remaining US$20.l million of 10% Senior Notes were redeemed on June 1, 2004, including a call premium, for 1.05. The call premiums and deferred charges of $2.5 million relating to the redeemed debt were charged to income in 2004.

The US$175 million Senior Notes are redeemable, in whole or in part, at the option of the Company on or after March 1, 2009 at 103.188% of the principal amount declining rateably to 100% of the principal amount on or after March 1, 2012.  In addition, the senior notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes.  The Senior Notes contain certain restrictions on the payment of common share dividends in excess of $0.08 per share per quarter.  The Company was in compliance with all debt covenants at December 31, 2005.

On February 20, 2004, the Company entered into fixed for fixed cross currency swaps with major banks to manage the foreign currency exposure on the last US$100 million of the 6.375% Senior Notes.  On the swaps, the Company receives U.S. denominated interest at 6.375% on a notional US$100 million and pays Canadian dollar interest at 7.12% on a notional $131.8 million.  As part of the swaps, the Company exchanged US$100 million for $131.8 million on February 20, 2004 and will receive US$100 million for $131.8 million on March 1, 2014.  Both the swap counterparties and the Company have the right to early terminate the swaps in the first quarter of 2009.  On a monthly basis, the Senior Notes are recorded at month-end exchange rates and the difference between the swap rate of $1.3180 and the month-end rate on the US$100 million relating to the swap is recorded separately in Other Assets or Other Accrued Liabilities.

9.      Interest expense

($000)	2005	2004	2003

Interest on long-term debt	$ 15,184	$ 16,957	$ 18,820
Other interest expense, net	2,345	3,067	3,903

	$ 17,529	$ 20,024	$ 22,723

Interest income on short-term investments is recorded as a reduction of short-term interest expense.  Total interest paid by the Company in 2005 was $17,732,000 (2004:  $20,071,000; 2003:  $21,746,000).

10.      Income taxes

a)      The non-current future income tax balances consist of:

($000)	2005	2004

Future income tax assets
Tax benefits of loss carryforwards	$ 771	$ 860
Plant and equipment	(533)	(649)
Pensions and benefits	999	981
Other timing	1,624	2,644

Gross future income tax assets	2,861	3,836
Valuation allowance	(1,867)	(2,222)

Total future income tax assets	994	1,614

Future income tax liabilities
Plant and equipment	(6,175)	(5,137)
Pensions and benefits	2,123	2,399
Other timing	1,105	(2,250)
Unrealized foreign exchange charged to equity	(2,338)	(1,843)

Total future income tax liabilities	(5,285)	(6,831)

Net future income taxes	$ (4,291)	$ (5,217)

b)     The Company's effective income tax rate is derived as follows:

	2005	2004	2003

Average combined statutory rate	35.5%	36.0%	37.0%
Rate difference of U.S. companies	0.7%	0.9%	-
Recognition of previously unrecorded tax benefits	(1.3)%	-	-
Statutory tax rate changes	-	-	2.8%
Large Corporation Tax	-	-	0.6%
Other	(2.3)%	(0.1)%	0.6%

Average effective tax rate	32.6%	36.8%	41.0%

c)      The details of the income tax provision are as follows:

($000)	2005	2004	2003

Current provision	$ 54,069	$ 100,225	$ 13,664
Future provision	6,305	5,043	(1,314)
Statutory rate adjustments	-	-	900

	$ 60,374	$ 105,268	$ 13,250

d)     Income taxes paid in 2005 were $110,388,000 (2004:  $47,311,000; 2003:  $7,777,000).

e)      The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	Year of Expiry	Amount

	2006	$ 543
	2007	745
	2008	507
	2009	4
	2010	263
	2011	145
	2012	4

11.      Shareholders' Equity

a)     The components of shareholders' equity are as follows:

($000)	2005	2004

Common shares	$ 208,139	$ 203,090
Retained earnings	342,015	262,733
Contributed surplus (relating to stock-based compensation)	1,091	446
Cumulative translation adjustment	(12,548)	(9,695)

	$ 538,697	$ 456,574

b)     At December 31, 2005, the authorized share capital of the Company consists of:

         (i)     an unlimited number of common shares without nominal or par value;

         (ii)    an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and

         (iii)   an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except that the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

The Company's 1,200,000 cumulative, redeemable Class II preferred shares were redeemed on March 22, 2004 (Note 8).

c)     The number of common shares issued and outstanding at December 31 was as follows:

	Number of	Amount
	Shares	($000)

Balance, December 31, 2003	43,023,342	$ 147,981
Common shares issued	5,750,000	49,240
Stock options exercised	1,114,317	5,869

Balance, December 31, 2004	49,887,659	203,090
Stock options exercised	768,350	5,049

Balance, December 31, 2005	50,656,009	$ 208,139

d)     The Company has a shareholder-approved share option plan, the purpose of which is to provide the directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company.  The number of common shares that may be issued under the share option plan is 5% of the current issued and outstanding common shares.  The options are exercisable on a cumulative basis to the extent of 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately.  The consideration paid by employees for purchase of common shares is added to share capital.

The following is a continuity of options outstanding:

			Weighted Average
	Number of Options		Exercise Price

	2005	2004	2005	2004

Balance, beginning of the year	1,793,816	2,031,133	$ 6.52	$ 4.40
Granted	856,000	888,500	15.85	9.15
Exercised	(768,350)	(1,114,317)	5.71	4.76
Expired and forfeited	(12,000)	(11,500)	6.75	4.03

Balance, end of the year	1,869,466	1,793,816	$ 11.12	$ 6.52

Exercisable	275,666	327,216	$ 11.87	$ 5.45

The outstanding options have an exercise price range as follows:

(number of options)	2005	2004

$15.85	852,800	-
$ 9.15	553,600	776,050
$ 5.50 - $ 9.14	-	27,000
$ 4.50 - $ 5.49	335,066	567,766
$ 3.00 - $ 4.49	128,000	423,000

Options outstanding	1,869,466	1,793,816

The options expire in the years 2007 to 2015 and have a weighted average remaining contractual life of 8.2 years (2004: 7.8 years).

The Black-Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

	2005	2004	2003

Dividend yield	5.0%	5.0%	5.0%
Expected volatility	25.3%	28.5%	34.6%
Expected life	7 yrs	7 yrs	7 yrs
Risk free rate of return	5.0%	5.0%	5.0%
Weighted average fair value of options granted	$ 2.93	$ 1.89	$ 1.30

e)     The Company has established a Deferred Share Unit (DSU) plan for its directors.  A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a common share at the redemption date.  DSUs are credited to the director accounts on a quarterly basis and vest immediately.  At December 31, 2005, there were 18,024 DSUs outstanding (2004: 7,775).

f)     Total compensation cost for stock-based compensation is as follows:

($000)	2005	2004	2003

Stock options	$ 1,309	$ 804	$ 217
DSUs	274	120	-

	$ 1,583	$ 924	$ 217

g)     Diluted share amounts were computed as follows:

(number of shares)	2005	2004	2003

Weighted average shares outstanding	50,461,330	48,671,915	40,021,479
Dilution impact of stock options	1,070,367	1,114,227	1,981,324

Diluted weighted average shares outstanding	51,531,697	49,786,142	42,002,803

12.      Financial Instruments

a)     Fair value

The fair value of long-term debt as at December 31, 2005 and 2004 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	2005	2004

Long-term debt
Carrying amount	$ 204,033	$ 210,630
Fair value	$ 197,912	$ 212,736

On February 20, 2004, the Company entered into fixed for fixed cross currency swaps with major banks (Note 8).  At December 31, 2005, the fair value of the liability relating to these swaps was $29.8 million (2004:  $19.4 million).  The change in the spot foreign exchange rate on the swaps of $15.2 million (2004:  $11.4 million) is recorded as an Other Accrued Liability.  At December 31, 2005 and 2004, the Company had forward exchange contracts outstanding whose fair value approximates their contract value.

As at December 31, 2005 and 2004, the estimated fair value of other financial assets, liabilities and off balance sheet instruments approximates their carrying values.

b)     Credit risk

The Company, in the normal course of business, is exposed to credit risk relating to accounts receivable from its customers.  This risk is mitigated by the fact that its customer base is geographically diverse and in different industries.  The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts and the fixed for fixed cross currency swaps.  The Company mitigates this risk by entering into forward contracts  and swaps with members of the credit facility syndicate.

c)     Interest rate risk

The Company is not exposed to significant interest rate risk.  The Company's long-term debt is at fixed rates.  The Company's bank debt that is used to finance working capital, which is short-term in nature, is at floating interest rates.

d)     Foreign exchange risk

The Company uses foreign exchange contracts with maturities of less than a year to manage foreign exchange risk on certain future committed cash outflows.  As at December 31, 2005, the Company had outstanding forward foreign exchange contracts in the amounts of US $58.7 million and € 2.9 million, maturing in the first half of 2006 (2004: US $27.6 million and € nil).  The foreign exchange gain on U.S. denominated financial assets and liabilities included in 2005 operating earnings from continuing operations was $1.6 million (2004: $2.3 million; 2003: $881,000).

The Company has designated US $75 million of the Senior Notes as a hedge of its net investment in foreign subsidiaries.  The exchange gains and losses on U.S. borrowings not designated as a hedge of its net investment or hedged by the fixed for fixed cross currency swaps are charged to income as incurred.  The hedge designation resulted in no net foreign exchange gain or loss recognized in income in 2005 (2004: $nil; 2003: $348,000).

13.      Segmented Information

The Company conducts business primarily in three metals business segments.

         i)      Metals service centers

         The Company's network of metals service centers provides processing and distribution services on a broad line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.  The Company services all major geographic regions of Canada and certain regions in the Midwestern United States.

         ii)      Energy tubular products

         The Company's energy tubular products operations distribute oil country tubular products, line pipe, tubes, valves and fittings, primarily to the energy sector in Western Canada and the
         Western United States.

         iii)      Steel distributors

         The Company's steel distributors act as master distributors selling steel to customers in large volumes, mainly on an "as is" basis.  The steel distributors source their steel domestically and off shore.

The Company has segmented its operations on the basis of type of customer, management reporting and geographic segments in which it operates.  The inter-segment sales from steel distributors to metals service centers were $57.4 million (2004: $54.4 million; 2003: $33.8 million).  These sales, which are at market rates, are eliminated in the table following.

a)     Results by business segment:

($000)	2005	2004	2003

Segment Revenues
Metals service centers	$ 1,539,673	$ 1,532,048	$ 909,502
Energy tubular products	595,215	395,296	297,532
Steel distributors	468,720	471,205	283,579

	2,603,608	2,398,549	1,490,613
Other	11,638	13,953	13,201

	$ 2,615,246	$ 2,412,502	$ 1,503,814

Segment Operating Profits
Metals service centers	$ 115,218	$ 209,413	$ 37,567
Energy tubular products	53,977	47,200	13,764
Steel distributors	46,575	78,189	13,380

	215,770	334,802	64,711
Other income	2,385	4,565	4,002
Corporate expenses	(16,614)	(16,256)	(8,018)

	$ 201,541	$ 323,111	$ 60,695

Capital Expenditures
Metals service centers	$ 23,612	$ 24,390	$ 33,466
Energy tubular products	1,436	758	1,032
Steel distributors	188	71	77
Other	1,227	175	304

	$ 26,463	$ 25,394	$ 34,879

Depreciation Expense
Metals service centers	$ 15,049	$ 14,817	$ 12,575
Energy tubular products	981	1,108	1,126
Steel distributors	428	463	529
Other	1,245	938	910

	$ 17,703	$ 17,326	$ 15,140

Identifiable Assets
Metals service centers	$ 583,827	$ 662,422	$ 501,433
Energy tubular products	280,968	228,325	144,809
Steel distributors	138,119	192,383	71,436

Identifiable assets by segment	1,002,914	1,083,130	717,678

Assets not included in segments
Cash	47,055	634	19,008
Income tax assets	1,298	7,610	16,370
Deferred financing charges	7,240	8,357	3,547
Other assets	2,821	2,566	2,840
Corporate and other operating assets	33,855	44,184	31,176

Total assets	$ 1,095,183	$ 1,146,481	$ 790,619

b)     Results by geographic segment:

($000)	2005	2004	2003

Segment Revenues
Canada	$ 1,984,968	$ 1,770,290	$ 1,124,630
United States	618,640	628,259	365,983

	$ 2,603,608	$ 2,398,549	$ 1,490,613

Segment Operating Profits
Canada	$ 161,313	$ 232,512	$ 55,448
United States	54,457	102,290	9,263

	$ 215,770	$ 334,802	$ 64,711

Identifiable Assets
Canada	$ 839,401	$ 903,019	$ 580,955
United States	163,513	180,111	136,723

	$ 1,002,914	$ 1,083,130	$ 717,678

14.      Pensions and Benefits

a)      The Company maintains defined benefit pension plans, post-retirement benefit plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.  Actuarial valuations are performed on defined benefit plans every three years or earlier if required.  Three of the Company's plans were valued at December 31, 2005, eight of the Company's plans were valued at December 31, 2004, one plan was valued November 1, 2004, and four plans were valued at January 1, 2004.  All of the Company's pension plans have a measurement date of December 31, 2005.

The components of the Company's pension and benefit expense include the following:

($000)	2005	2004	2003

Defined benefit pension plans
Benefits earned during the year	$ 1,761	$ 1,505	$ 1,538
Interest cost on benefit obligation	4,476	4,166	3,825
Expected return on plan assets	(4,191)	(3,952)	(3,353)
Curtailment loss	-	81	225
Settlement loss	-	225	648
Other	325	334	170

	2,371	2,359	3,053
Post-retirement benefits	376	12	112
Defined contribution plans
Paid during the year	792	808	794

	3,539	3,179	3,959
Related to discontinued operations	(244)	(230)	(462)

Pension and benefit expense	$ 3,295	$ 2,949	$ 3,497

The actuarial determinations were based on the following assumptions in each year:

	2005	2004	2003

Assumed discount rate - year end	5.0%	6.0%	6.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%
Rate of increase in future government benefits	3.5%	3.5%	3.5%

The health care cost trend rates used were 5% for dental and 10% (2004: 8%; 2003: 9%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter.  A 1% change in trend rates would result in an increase in the accrued benefit obligation for post-retirement benefits of $742,000 or a decrease of $633,000 and an increase in net periodic cost of $45,000 or a decrease of $38,000.

b)      The following information pertains to the Company's defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

	Pension Plans		Other Benefit Plans
($000)	2005	2004	2005	2004

Reconciliation of accrued benefit obligation
Balance, beginning of the year	$ 74,256	$ 64,159	$ 6,390	$ 5,643
Current service cost	1,761	1,505	-	8
Participant contribution	317	327	-	-
Interest cost	4,476	4,166	371	355
Benefits paid	(5,434)	(3,347)	(396)	(377)
Plan amendments	590	312	-	-
Corporate restructuring giving rise to curtailment	-	81	-	(348)
Actuarial loss	11,881	7,053	507	1,109

Balance, end of the year	$ 87,847	$ 74,256	$ 6,872	$ 6,390

Reconciliation of fair value of plan assets
Balance, beginning of the year	$ 59,832	$ 56,335	$ -	$ -
Actual return of plan assets	7,982	3,156	-	-
Employer contributions	3,549	3,361	396	377
Employee contributions	317	327	-	-
Benefits paid	(5,434)	(3,347)	(396)	(377)

Balance, end of the year	$ 66,246	$ 9,832	$ -	$ -

Unamortized amounts
Funded status - (deficit)	$ (21,601)	$ (14,424)	$ (6,872)	$ (6,390)
Unrecognized prior service cost	851	315	-	-
Unamortized net actuarial loss	17,531	9,713	1,142	640

Accrued benefit liability	$ (3,219)	$ (4,396)	$ (5,730)	$ (5,750)

As at December 31, 2005, all the plans in the above table had an unfunded obligation.  On December 31, 2004, one of the Company's pension plans, included in the previous table, had a projected benefit obligation of $9.3 million, a fair value of plan assets of $9.5 million and a surplus of $0.2 million.  At December 31, 2004, the remaining plans had an unfunded obligation.  The closure of Lachine (see Note 4) resulted in a partial settlement and curtailment of one of the Company's plans.

In 2003, the Company acquired two pension plans as part of the Acier Leroux acquisition.  These plans had assets of $4.2 million and an accrued benefit obligation of $5.6 million as of the acquisition date.  The deficit in the plan of $1.4 million was included in the net assets acquired in the Leroux acquisition.

The other benefit plans represent obligations to retired employees of sold or closed businesses.  No active employees are entitled to post retirement benefits.

($000)	2005	2004

Defined contribution plans
Fair value of plan assets
Canadian plans	$ 6,523	$ 5,598
401(k) U.S. plans	22,916	19,149

	$ 29,439	$ 24,747

The Company has a number of plans in the process of being wound up that relate to previously discontinued operations with no further benefit obligation.  The resolution of the surplus may result in sharing arrangements with employees of those operations.  The fair value of the plan assets and surplus at December 31, 2005 is $2.8 million (2004: $2.7 million).

c)     As at December 31, 2005, approximately 43% of all pension plan assets were invested in equities, 30% in fixed income securities, and 27% in cash and cash equivalents.  The expected return on plan assets is based on the fair value of plan assets.  Management endeavours to have an asset mix of approximately 55% in equities, 40% in fixed income securities and 5% in cash and cash equivalents.  The investment policy allows up to 30% in cash and cash equivalents.  The volatility of the markets has caused management to invest a correspondingly greater percentage of the pension plan assets in cash and cash equivalents.  The plan assets are not invested in either derivatives or real estate assets.

The expected annual benefits to be paid from the plans are as follows:

	Pension	Other
($000)	Plans	Benefit Plans	Total

2006	$ 4,079	$ 352	$ 4,431
2007	3,605	376	3,981
2008	3,762	399	4,161
2009	3,939	422	4,361
2010	4,158	442	4,600
2011 - 2015	25,064	2,438	27,502

As a result of a recent court decision, the Company may be subject to a surplus sharing arrangement on one of its pension plans as a result of a partial plan windup.  The timing and the amount of surplus subject to sharing is currently being reviewed by the Company.

The elements of defined benefit costs recognized in the year are as follows:

($000)	2005	2004

Current service costs	$ 1,761	$ 1,513
Interest on accrued benefit obligation	4,847	4,521
Actual return on assets	(7,982)	(3,156)
Actuarial loss on accrued benefit obligation	12,389	5,277
Curtailment	-	(267)
Settlement	-	225
Prior service costs	590	312

Elements of future benefit costs	11,605	8,425
Adjustments to recognize the long-term
nature of employee benefit costs:
Difference between expected and actual return on assets	3,791	(796)
Difference between actuarial losses recognized and
actuarial losses incurred	(12,113)	(5,206)
Difference between prior service costs recognized and
prior service costs incurred.	(536)	(52)

Defined benefit cost recognized	$ 2,747	$ 2,371

15.      Contingencies, Guarantees and Commitments

a)     The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses.  In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company's financial position, cash flows or operations.

b)     The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows:  2006: $10.2 million; 2007: $8.5 million; 2008: $6.2 million; 2009: $5.6 million ; 2010: $4.6 million; 2011 and beyond: $7.5 million.  Rental expense on operating leases was as follows:  2005:  $11.1 million, 2004:  $13.6 million and 2003: $10.1 million.

c)     The Company is incurring site cleanup and restoration costs related to properties not utilized in current operations.  Remedial actions are currently underway at three sites.  The estimated costs of these cleanups have been provided for based on management's best estimates.  Additional costs may be incurred at these or other sites as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

d)     The Company has also entered into other agreements that provide indemnifications to counterparties in certain transactions including underwriting agreements.  These indemnifications generally require the Company to indemnify the counterparties for costs incurred as a result of losses from litigation that may be suffered by counterparties arising from those transactions.  The Company does not expect to make a payment on these indemnifications and, accordingly, no liability has been accrued.

16.      United States Generally Accepted Accounting Principles

The following table represents the differences between Canadian and U.S. Generally Accepted Accounting Principles (GAAP):

($000)	2005	2004	2003

Net earnings for the year under Canadian GAAP	$ 124,716	$ 177,846	$ 18,499
Amortization of transitional obligation - pensions	(561)	(561)	(561)

Net earnings - U.S. GAAP	124,155	177,285	17,938
Change in other comprehensive income items:
Currency translation adjustment, net of tax	(2,853)	(4,862)	909
Fair value of derivatives, net of tax	(4,136)	(5,196)	-
Unrealized gain in available for sale securities	-	(262)	262
Minimum pension liability, net of tax	(3,758)	(599)	1,395

Comprehensive earnings - U.S. GAAP	$ 113,408	$ 166,366	$ 20,504

Opening retained earnings and comprehensive earnings
- U.S. GAAP	$ 249,650	$ 108,899	$ 102,250
Dividends on common shares	(45,434)	(25,004)	(11,605)
Dividends on preferred shares	-	(611)	(2,250)
Comprehensive earnings - U.S. GAAP	113,408	166,366	20,504

Closing retained earnings and comprehensive earnings
- U.S. GAAP	317,624	249,650	108,899
Common shares	208,139	203,090	147,981
Contributed surplus	1,091	446	192

Shareholders' equity - U.S. GAAP	$ 526,854	$ 453,186	$ 257,072

Basic earnings per common share - U.S. GAAP
- continuing operations	$ 2.46	$ 3.68	$ 0.41

Fully diluted earnings per common share - U.S. GAAP
- continuing operations	$ 2.41	$ 3.60	$ 0.39

Basic earnings per common share - U.S. GAAP	$ 2.46	$ 3.63	$ 0.39

Fully diluted earnings per common share - U.S. GAAP	$ 2.41	$ 3.55	$ 0.37

a)     In 1999, for Canadian GAAP purposes, the Company retroactively adopted CICA Handbook section 3461, Employee Future Benefits, and recorded a cumulative charge to retained earnings in connection with the re-measurement of its pension obligations.  Under U.S. GAAP, an actuarial loss was recognized upon the re-measurement of the pension obligations, which is being amortized to net income using the corridor approach, over the expected average service lives of the employee group.  In addition, the U.S. standard requires the recognition of an additional minimum pension liability.  Five of the Company's plans and one executive arrangement have a minimum liability, which has been charged to other comprehensive income under U.S. GAAP.

b)      Other cumulative comprehensive income also includes changes in the cumulative translation account, which represents a reduction in the Company's shareholders' equity and represents unrealized translation adjustments that arise on the translation to Canadian dollars of U.S. denominated assets and liabilities.  The Company has designated certain U.S. denominated debt as a hedge of its net investment in these U.S. subsidiaries (Note 12).  The change in the cumulative exchange account relating to debt designated as a hedge of the Company's net investment in its foreign subsidiaries is a gain of $2.8 million in 2005 (2004 gain: $14.1 million; 2003 gain: $25.1 million).  Under Canadian GAAP, these amounts are included in the cumulative translation adjustment component of shareholders' equity.

Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore any gains and losses on these contracts are recognized in income when the hedged item affects earnings.  Under U.S. GAAP, all derivative instruments must be recognized on the balance sheet at fair value.  The Company has designated its fixed for fixed cross currency swaps and other forward contracts as hedges.  The effective portion of the changes in fair value of these instruments is accumulated in other comprehensive income and is released from other comprehensive income when the hedged item affects earnings.  As at December 31, 2005, the fair value of the fixed for fixed swaps not included in Other Accrued Liabilities was $14.6 million (2004: $8.0 million) net of tax of $4.5 million (2004: $2.8 million).  As at December 31, 2005, the fair value of the forward contracts, net of tax, was $0.1 million (2004: $nil).

c)     As at December 31, 2003, the Company had certain available-for-sale securities that are recorded at the lower of cost or market for Canadian accounting standards and marked to market through other comprehensive income in the amount of $262,000, net of tax of $141,000 as required by U.S. standards.  These securities were sold in 2004.

d)     In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (FIN 47), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated.  FIN 47 was adopted by the Company during the year.  The adoption of this standard did not have a material effect on the Company's results of operations, financial position or cash flows.

e)     During 2004, the Company adopted FASB FIN 46, Consolidation of Variable Interest Entities.  The adoption of this standard did not have a material effect on the Company's results of operations, financial position or cash flows.

f)     During 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations; SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets; SFAS 148, Accounting for Stock-based Compensation, Transition and Disclosure; and EITF 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor.  The implementation of these standards did not differ materially from the corresponding Canadian standards except that the Company adopted the Canadian Asset Retirement Obligation standard January 1, 2004.

g)     In December 2004, FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004).  Share-Based Payments, or SFAS 123R.  SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.  SFAS 123R will be effective in the Company's fiscal year ending December 31, 2006.  In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on the implementation of SFAS 123R.  The Company utilizes the fair value-based approach to account for stock-based compensation and is currently evaluating the impact of these standards on the Company's consolidated financial statements.